Exhibit 23

Consent of Independent Auditors

The Board of Directors

CompuCom Systems, Inc.:

We consent to the incorporation by reference in Registration Statements (“No. 33-30056” and “No. 33-85268”) on Form S-8 of CompuCom Systems, Inc. of our report dated June 4, 2004 relating to the statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 2003 and December 30, 2003, and the related statements of changes in net assets available for benefits for the transition period ended December 31, 2003 and the year ended December 30, 2003, and the related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the CompuCom Systems, Inc. 401(k) Matched Savings Plan filed by CompuCom Systems, Inc.

KPMG LLP

Dallas, Texas

June 25, 2004